EXHIBIT 18.1

Preferability Letter Regarding Change in Accounting Policy

August 12, 2014

Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended July 4, 2014, of the facts relating to your changes in accounting principles for recognizing actuarial gains and losses for all defined benefit pension and other post-retirement benefit plans from an amortization method to immediate recognition and for determining the market-related value of assets from a calculated method to a fair value method for the U.S. defined benefit and other post-retirement plans and the Australian defined benefit plan. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting changes described in your Form 10-Q are to alternative accounting principles that are preferable under the circumstances.

We have not audited any consolidated financial statements of Computer Sciences Corporation and its consolidated subsidiaries as of any date or for any period subsequent to March 28, 2014. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Computer Sciences Corporation and its consolidated subsidiaries as of any date or for any period subsequent to March 28, 2014.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia